



## Jim Knight · 3rd

 ACU-Serve Corp.

Owner, ACU-Serve Corp.

Wadsworth, Ohio, United States · **Contact info**

500+ connections

🔒 Message    More

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### Experience



**Owner**
ACU-Serve Corp.
Jan 2005 – Present · 16 yrs 9 mos

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### Skills & endorsements

**Customer Service** · 7

**Duane Ridenour and 6 connections** have given endorsements for this skill

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### Recommendations

Received (0)    **Given (1)**

**Candace Snider**
Founder & CEO at Keranikis |
COO at HMP | Interested in
Strategic Alignments and
Business Partnerships
December 6, 2018, Jim was a
client of Candace's

I have had the pleasure with working directly with Candace for nearly three years. Candace brought her unique background and skillset to a company and a segment of the healthcare industry that benefited from her emphasis on standardized processes and the effective use of technology. She is an outside the ... See more

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